UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Autozi Internet Technology (Global) Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.000001 per share

(Title of Class of Securities)

G06382108

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G06382108

1.	Names of Reporting Persons Houqi Zhang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	42,632,300(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	42,632,300(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	42,632,300(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	40.6% of Class A Ordinary Shares, assuming conversion of the Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares(2)
12.	Type of Reporting Person	IN

(1)	Represents (i) 8,037,200 Class A ordinary shares, par value US$0.000001 per share, of the Issuer (“Class A Ordinary Shares”) held of record by Qizhi Investment Management Limited, a British Virgin Islands company controlled by Houqi Zhang, and (ii) 34,595,100 Class B ordinary shares, par value US$0.000001 per share, of the Issuer (“Class B Ordinary Shares”) held of record by Qirun Investment Co., Ltd., a British Virgin Islands company wholly owned by Houqi Zhang.

(2)	Percentage is calculated based on the Issuer’s 104,981,200 total issued and outstanding Class A Ordinary Shares (taking into account of 70,386,100 Class A Ordinary Shares and 34,595,100 Class B Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of Class A Ordinary Shares, assuming conversion of the Class B Ordinary Shares into Class A Ordinary Shares) as of August 28, 2024, as reported by the Issuer on its final prospectus on Form F-1 filed with the Security and Exchange Commission on August 28, 2024 in connection with its initial public offering (the “424B4 Prospectus”).

CUSIP No. G06382108

1.	Names of Reporting Persons Qirun Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	34,595,100(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	34,595,100(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	34,595,100(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	33.0% of Class A Ordinary Shares, assuming conversion of the Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares(2)
12.	Type of Reporting Person	CO

(1)	Represents 34,595,100 Class B Ordinary Shares held of record by Qirun Investment Co., Ltd.

(2)	Percentage is calculated based on the Issuer’s 104,981,200 total issued and outstanding Class A Ordinary Shares (taking into account of 70,386,100 Class A Ordinary Shares and 34,595,100 Class B Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of Class A Ordinary Shares, assuming conversion of the Class B Ordinary Shares into Class A Ordinary Shares) as of August 28, 2024, as reported by the Issuer on the 424B4 Prospectus.

CUSIP No. G06382108

1.	Names of Reporting Persons Qizhi Investment Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	8,037,200(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	8,037,200(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,037,200(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	7.7% of Class A Ordinary Shares, assuming conversion of the Class B Ordinary Shares beneficially owned by the Reporting Persons into Class A Ordinary Shares(2)
12.	Type of Reporting Person	CO

(1)	Represents 8,037,200 Class A Ordinary Shares held of record by Qizhi Investment Management Limited.

(2)	Percentage is calculated based on the Issuer’s 104,981,200 total issued and outstanding Class A Ordinary Shares (taking into account of 70,386,100 Class A Ordinary Shares and 34,595,100 Class B Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of Class A Ordinary Shares, assuming conversion of the Class B Ordinary Shares into Class A Ordinary Shares) as of August 28, 2024, as reported by the Issuer on the 424B4 Prospectus.

Item 1.

(a)	Name of Issuer: Autozi Internet Technology (Global) Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Building B09 Intelligence Park, No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China

Item 2.

(a)	Name of Person Filing:

Houqi Zhang

Qirun Investment Co., Ltd.

Qizhi Investment Management Limited

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

Houqi Zhang: Building B09 Intelligence Park No. 26 Yongtaizhuang North Road Haidian District, Beijing, China

Qirun Investment Co., Ltd.: Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands

Qizhi Investment Management Limited: Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town Tortola, British Virgin Islands

(c)	Citizenship:

Houqi Zhang: The People’s Republic of China

Qirun Investment Co., Ltd.: British Virgin Islands

Qizhi Investment Management Limited: British Virgin Islands

(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.000001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty (20) votes. Each Class B ordinary share is convertible to one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP Number: G06382108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on each cover page.

(b)	Percentage of class:

See the responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on each cover page.

	(iv)	Shared power to vote or to direct the disposition of: See the responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2024

Houqi Zhang

By:	/s/ Houqi Zhang

Qirun Investment Co., Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	Director

Qizhi Investment Management Limited

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	Director

Exhibit Index

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement